FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                            As of September 15, 2003


                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F  X     Form 40-F
                                       -----            -----


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                  Yes          No
                                      ------      ------


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing the successful conclusion of its exchange offer for shares and ADSs of Tubos de Acero de Mexico S.A.


                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: September 15, 2003



                                 Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------------
Cecilia Bilesio
Corporate Secretary

               Tenaris Announces Successful Conclusion
           of its Exchange Offer for Tamsa Shares and ADSs


    LUXEMBOURG--(BUSINESS WIRE)--Sept. 15, 2003--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS), (BMV:TS) (MTA Italy:TEN) announced that its exchange offer to acquire all the shares and ADSs of Tubos de Acero de Mexico S.A. (AMEX:TAM) ("Tamsa") that it did not own directly or indirectly was successfully concluded on September 12. In addition, Tenaris announced that Tamsa has terminated its ADR program effective September 12, 2003.
    As a result of the exchange offer, Tenaris will hold 99.9% of the capital stock of Tamsa and will issue 19,586,870 new shares (in the form of ADSs). Accordingly, Tenaris will have a total of 1,180,287,664 shares issued and outstanding and the ownership interest held by its majority shareholder will be reduced from 61.2% to 60.3%, with the remainder being held by the public.
    Following the completion of the exchange offer, Tamsa no longer meets the listing requirements of the American Stock Exchange for continued listing. Consequently, Tamsa will, as soon as possible, petition the American Stock Exchange to delist the Tamsa shares and ADSs, subject to applicable law.
    Holders of Tamsa ADSs who, as described in the prospectus dated August 8, 2003, were deemed to have instructed JPMorganChase, the depositary for Tamsa's ADR program and for Tenaris's ADR program (the "depositary"), to tender their Tamsa ADSs into the exchange offer, but who have not yet surrendered their Tamsa ADR certificates to the depositary, must do so by March 12, 2004; otherwise, the depositary may sell the Tenaris ADSs held by it for cash.
    This communication is neither an offer to purchase nor a solicitation of an offer to sell shares or ADSs. The exchange offer was made solely by the prospectus dated August 8, 2003, and the related letter of transmittal and was not made to, nor were tenders accepted from or on behalf of, holders of shares or ADSs in any jurisdiction in which the making of the exchange offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Organized in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.



    CONTACT: Tenaris
             Gerardo Varela, 1-888-300-5432
             www.tenaris.com